Exhibit 99.2
February 23, 2010

Sent via Email and U.S. Mail
Board of Directors
Cascade Financial Corporation
2828 Colby Avenue
Everett, WA 98201
Re: Shareholder Value and Board Reform
Dear Directors:
Our clients, Craig Skotdal, Arthur Skotdal, Marianne Skotdal and related entities (the “Skotdals”), are the largest common shareholders of Cascade Financial Corporation (“Cascade” or the “Bank”), with approximately 9.42% of the outstanding common stock. As you know, Craig Skotdal is the voting representative for his family and is also a Cascade Director. The Skotdals and a number of other prominent shareholders including fellow Director Dwayne R. Lane, Thomas H. Rainville, Christian H. Sievers, and Arnold R. Hofmann (who collectively own an additional 2.11% of the Bank’s outstanding common stock) are concerned about whether Cascade’s Board and its management are focused on maximizing value for all shareholders.
In particular, as directors of the Bank, Dwayne Lane and Craig Skotdal must assess whether their fellow Board members and Cascade’s management are presently meeting that obligation to shareholders along with other fiduciary duties. For the reasons set forth in this letter, they and the other concerned shareholders believe the Board has to be reconstituted with new members that have the proper experience and skills needed to redirect the Company to profitability and restore shareholder value.
Cascade’s stock has performed poorly in recent years, and the common shareholder dividend was completely eliminated in the second quarter of 2009. In fact, as shown on the chart below, Cascade has underperformed the NASDAQ Bank Index over the last five years.

Helsell Fetterman LLP
1001 Fourth Avenue, Suite 4200	TEL 206.292.1144
Seattle, WA 98154-1154	FAX 206.340.0902	WWW.HELSELL.COM

Cascade Board
February 23, 2010

While other banks have found effective strategies to rebuild and return value to shareholders, Cascade reported a net loss of $23.5 million and a loss attributable to common stockholders of $25.8 million for 2009. Additionally, as of the market closing yesterday, the Bank’s stock price was only $1.98.
This underperformance has been a real hardship for many shareholders, particularly smaller holders whose investment in Cascade represents a significant portion of their savings. All shareholders, big and small, place significant trust in the Board and management to be good stewards of their investment. Many shareholders are distressed by the Bank’s losses, elimination of the dividend, and the deterioration of shareholder value. Regulators appear to be concerned as well. As disclosed in recent SEC filings, the Bank is now subject to increased regulatory oversight through a Memorandum of Understanding with the FDIC and Washington Department of Financial Institutions.
Directors Dwayne Lane and Craig Skotdal believe that the Board as currently constituted does not function effectively as a “marketplace of ideas,” in which directors should offer differing perspectives and sound business strategies to address the Bank’s problems and in which management should be held accountable for its performance. Instead, they believe Board members routinely defer to management, squelch dissent, and promote conformity. The effect is entrenchment and complacency, without proper regard for the Board’s fiduciary duty of overseeing management and building value through attention to the core business of the Bank.

Cascade Board
February 23, 2010

Along the same lines, the concerned shareholders believe that Cascade’s shareholders deserve better, and that reform should begin by bringing new expertise and a fresh perspective to the Board.
The addition of directors with significant banking and real estate experience to Cascade’s Board is particularly needed in order to lead the Bank in a new direction. Accordingly, the concerned shareholders request that the Board nominate the following candidates as the Bank’s slate of Directors for Cascade’s upcoming Annual Shareholder Meeting:
Craig G. Skotdal
Thomas H. Rainville
Christian H. Sievers
Arnold R. Hofmann
These candidates have significant banking, finance, business and leadership experience, and all are active in the Snohomish County business community. They are all motivated by a personal responsibility to the community and a stake in promoting shareholder value in the Bank rather than director fees or prestige.
As a Director and significant shareholder, Mr. Skotdal’s expertise in real estate, tireless promotion of shareholders’ interests and diligence are well known to each of you. Mr. Rainville likewise is a significant shareholder, with decades of experience in banking and finance, including as the CEO and director of two different banks. Mr. Sievers has distinguished himself at the highest levels of banking and finance, including as managing director of an international bank. Mr. Hofmann, also a former bank director, has relevant industry knowledge in real estate matters and has demonstrated leadership qualities as a retired Navy Commander. Short biographies of the candidates are attached.
Given the Bank’s poor performance, we are confident that a majority of shareholders will embrace this change and the opportunity to implement much needed reforms at Cascade by electing this slate of candidates to represent their interests. These candidates have the necessary independence, experience, and resolve to rebuild the Bank. The concerned shareholders believe a majority of shareholders want directors who will not tolerate mediocrity, who will hold management accountable and who will be committed to complete transparency with the owners of this Company, the shareholders.

Cascade Board
February 23, 2010

We are willing to meet with the entire Board and its counsel to discuss the concerned shareholders’ perspective. However, our clients reserve all rights to take any and all action required to protect the interests of shareholders if their concerns are not properly addressed. In this regard, you should understand that in the event the Board refuses to take the requested action and instead attempts to further entrench itself, they will immediately commence a solicitation of proxies for the election of the shareholder slate, and let the shareholders decide. While our clients hope such action will not be necessary, they are fully prepared to fight for and win the shareholder vote in a contested election with the assistance of prominent proxy solicitation and public relations firms.
Again, we want to make it clear that our clients are committed shareholders whose priority is to work with the Bank – not against it – in doing what is best for all shareholders. We ask that you review the shareholder candidate profiles from the perspective of what is best for the Bank and its shareholders. Please let us know whether the Board will support these candidates by February 26, 2010, as your response may affect the content of required securities filings.
We look forward to a timely response to ensure appropriate actions in the best interest of all shareholders.
Very truly yours,
HELSELL FETTERMAN LLP

By: Gary F. Linden
cc: Glen Garrison, Bank Counsel

Craig G. Skotdal:
Mr. Skotdal has served on the Board of Directors of Cascade Financial Corporation since 2001, and has served on its Audit, Finance, and Corporate Governance & Nominating Committees. Mr. Skotdal, his family and related entities are the beneficial owners of approximately 9.42% of Cascade’s outstanding common stock. Mr. Skotdal personally owns 3.17% of the Company’s common stock, and through a voting agreement with family members and related entities, has the right to vote an additional 6.25% of that stock.
Mr. Skotdal is President of Skotdal Real Estate, a property development and management company based in Everett, Washington, a position he has held since 1996. Mr. Skotdal graduated from Stanford University and the University of Washington Foster School of Business executive development program. Mr. Skotdal is a recipient of the Lyons Award, Stanford’s highest honor for public service, due to his work on behalf of the university’s disabled community.
Mr. Skotdal is a director of the Downtown Everett Association, and is actively engaged in the revitalization of Everett’s urban center through the development of new mixed-use projects, most recently including Peninsula Apartments and Library Place. Mr. Skotdal is also committed to preserving local media in Snohomish County through his ownership and involvement in KRKO 1380-AM, a Fox Sports Radio affiliate which broadcasts the Everett Silvertips (hockey), Everett Aquasox (baseball), and Washington State University football and basketball. Additionally, he is an investor in a new proposed radio station to be licensed on 1520-AM.

Christian H. Sievers:
Mr. Sievers spent 16 years (1985-2001) as Senior Vice President and Managing Director of ABN AMRO-Seattle. ABN is one of the worlds’ largest banks, headquartered in Amsterdam, with offices in over 90 countries. Its customer base is primarily Fortune 500 companies.
Mr. Sievers is currently an executive officer of H&H Properties, developer of the Useless Bay Colony and the Useless Bay Golf and Country Club on South Whidbey Island, a development which encompasses over 800 acres. He also manages personal real estate holdings.
Prior to ABN AMRO, Mr. Sievers spent four years as a Vice President at Seafirst/Bank of America, handling the bank’s largest customers in the Pacific Northwest. Prior to that, he spent fourteen years with Pacific National Bank/First Interstate, becoming Vice President and Manager of the National Accounts Division with a group responsible for covering all major companies in the USA. He was also responsible for working with correspondent banks outside the Pacific Northwest, including most of the largest banks in the U.S.
Mr. Sievers is a graduate of University of Washington School of Business and the Pacific Coast Banking School. He also attended senior management classes at the Insead International Graduate School in Fontainebleau, France.

Thomas H. Rainville:
After beginning his banking career in Montana, Mr. Rainville was recruited by the Bank of Everett, where he was elected to its Board of Directors and served as Executive Vice President and Chief Executive Officer, a position he held until the Bank of Everett merged into Rainier National Bank, where he served as a Senior Vice President. He left that position to found the American First National Bank in Everett, where he served as President, Chairman and CEO until that bank was acquired by Cascade Bank in 1997.
He was a founding Director of the Northwest Intermediate Banking School, a founding Director of the Washington Independent Bankers’ Association (where he served as President), and served as State Director of the Independent Bankers’ Association of the Americas.
Mr. Rainville has served on numerous Boards, including the Everett Area Chamber of Commerce, United Way of Snohomish County, the Everett YMCA, the Everett General Hospital Foundation, Everett Providence Hospital, and local chapters of Big Brothers Big Sisters, the Boy Scouts, the American Red Cross, the American Cancer Society and Junior Achievement, among others. He is a past president of the Rotary Club of Everett and a past District Governor of Rotary International.
He is currently an elected Commissioner of the Mukilteo Water and Wastewater District and a member of the Finance Council of the Archdiocese of Seattle.
Mr. Rainville received a degree in Business Administration with an accounting major from the University of Montana, and is a graduate of the Pacific Coast Banking School.

Arnold R. Hofmann:
Mr. Hofmann was formerly a director of the American First National Bank in Everett, which was acquired by Cascade Bank in 1997. He has been the owner and developer of various multi-family and commercial properties in Everett, Edmonds and Seattle, Washington since 1977.
He was a U.S. Navy Supply Corps Officer from 1968 to 1988, retiring at the rank of Commander. As a Naval Officer, Mr. Hofmann’s responsibilities included business planning, budgeting, contracting, and oversight of construction and maintenance projects.
He is a graduate of Everett High School and the University of Washington with a degree in Business Administration and a major in Finance.